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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of July 25, 2002

                                   Equant N.V.
                 (Translation of Registrant's Name Into English)

                             Gatwickstraat 21-23
                1043 GL Amsterdam Sloterdijk, The Netherlands
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                         Form 40-F
              -------                                -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

         Yes                               No    X
            -------                            -----

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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[EQUANT LOGO]


            EQUANT ANNOUNCES SECOND QUARTER 2002 FINANCIAL HIGHLIGHTS


  --Strong cost control and realization of synergies drives improved EBITDA --


- NETWORK SERVICES ORDERS OF $501 MILLION
- FIRST HALF EBITDA OF $75 MILLION COMPARED WITH PRO FORMA EBITDA LOSS OF $10 MILLION IN FIRST HALF 2001
- NET CASH POSITION OF $426 MILLION


AMSTERDAM (JULY 24, 2002) - Equant (New York Stock Exchange: ENT, Euronext
Paris: EQU) today announced financial highlights for the second quarter of 2002.

Commenting on Equant's results, Didier Delepine, president and chief executive officer, said: "Our successfully integrating the two companies has been the single most significant challenge that Equant has faced and this has already delivered major synergies for our shareholders. The effects of the combination of the sales forces, the integration of our networks and reduction in employment are now highly visible in our EBITDA. The total cost base for the first half of 2002 is over $180 million lower than for both companies prior to the merger. We have actions in place that will realize synergies in excess of $400 million in 2003, an increase of a third more than our projection at the time the merger was announced.

"Our focus on cost control and optimizing capital expenditures is driving a substantial increase in EBITDA and a robust cash position. Although we have not finalized our results for the first half of the year, we expect that EBITDA will be approximately $75 million, compared with a pro forma EBITDA loss of $10 million in the first half of 2001.

"In a difficult economic environment, our total revenues remain soft. However, our direct sales model delivered good order flow and an 8 percent growth in Network Services revenue. Revenues from our indirect channels, which include France Telecom Transpac, Sprint, Radianz and Deutsche Telekom, declined 14 percent compared with the pro forma second quarter of 2001, reflecting primarily lower revenues from Deutsche Telekom and Sprint. We do not expect that these channels will show any significant improvement in the immediate future.

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"The recent turmoil surrounding some of our competitors has led to an increase in sales inquiries but as yet a limited number of new customers. Some existing customers who have used dual sourcing are directing more business to Equant than previously planned. We have won a number of orders from WorldCom customers, including a major European company that has awarded us business worth more than $20 million. As most corporate networks are complex and migration to our network will take some time, we will not see these revenues until 2003. We also have been asked and were able to provide emergency network capability, in just 10 days, to a former KPNQwest customer.

"We believe that the recent developments in Network Services' market should reinforce our position as a leading provider to multi-national corporations. This year's revenues, however, continue to be impacted by low economic growth, past irrational pricing and lower revenues from indirect channels.

"Consequently, our latest projections suggest revenues for this financial year of approximately $2,950 million with the potential of up to an additional $60 million in revenues should there be a recovery in the economy or significant and rapid customer migration to Equant from the distressed carriers. We expect EBITDA, for this financial year, to be in line with consensus expectations at approximately $180 million."

ORDERS

Total order intake for Network Services was $501 million in the second quarter 2002, including $420 million from our direct sales force. During the quarter, the Company signed 25 contracts from major international corporations each valued at more than one million dollars, including Mary Kay, Brenntag, M-Group and Bacardi. Orders with a value greater than one million dollars accounted for over $370 million of the Company's second quarter order intake for the direct sales force.

REVENUES

The Company's revenues this quarter were $740 million, a net decrease of 6.3 percent compared with the pro forma second quarter 2001, with growth in Network Services revenues offset by declines in Integration Services, SITA and Other revenues.

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
REVENUE DETAILS ($ MILLIONS):

                                                    2Q  02           2Q  01     GROWTH      2Q  01
                                                    ------           ------     ------      ------
                                                    ACTUAL        PRO FORMA (2)             ACTUAL
                                                    ------        -------------             ------
Network Services (Direct)                            286.4           265.0         8.1%      222.4
Network Services (Indirect) (5)                      103.5           120.0       (13.8%)      21.3
                                               -----------------------------            ----------
Total Network Services                               389.9           385.0         1.3%      243.7
Integration Services                                 103.9           131.9       (21.2%)     101.2
Other Services                                        61.9            73.6       (15.9%)       -
SITA Contract (3)                                    184.3           199.0        (7.4%)      98.5
                                               -----------------------------            ----------
TOTAL REVENUES (1)                                   740.0           789.5        (6.3%)     443.4
                                               -----------------------------            ----------

Footnotes are shown on page 5

On a pro forma basis, revenues for Network Services increased 1 percent to $390 million this quarter. There was an 8 percent increase in direct sales as revenues from our multi national customer base, serviced by our direct sales force, showed increases in all regions. This increase more than offset a 14 percent decrease from indirect channels where two of our key indirect channels, Deutsche Telekom and Sprint, reported revenue declines year over year.

Integration Services revenues decreased 21 percent to $104 million compared with the pro forma 2001 second quarter. Integration Services revenues continue to be strongly affected by the general economic downturn and the lower sales reported by hardware infrastructure manufacturers. Revenues in Integration Services have stabilized but the Company has not yet seen any upturn in the global economy or order inflow.

Revenues from Other Services at $62 million this quarter were up from $58 million in the first quarter but declined by 16 percent compared with the $74 million in the 2001 pro forma second quarter. The decrease reflects agreements reached in the second half of 2001 that changed the product management agreements with France Telecom Transpac, in line with the principles agreed at the time of the transaction, together with a fall in revenues from circuit switched voice services.

Revenues from SITA were above expectations at $184 million in the second quarter of 2002 although declined from $199 million in the pro forma second quarter 2001. The pro forma second quarter 2001 revenues did not reflect the price reduction given to SITA as part of the new contractual arrangements, which came into force in July 2001. Revenues from SITA increased sequentially but will decline in the second half of the year as revised pricing and minimum revenue commitments come into effect for the second year of the contract.

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[EQUANT LOGO]

Revenues derived from the France Telecom Group, which are included above, totaled $68 million in the quarter. Revenues for Network Services increased but were offset by a decline in Other Services revenues.


CAPITAL EXPENDITURES AND CASH


Capital expenditures in the quarter totaled approximately $99 million and $176 million for the first six months of 2002, less than half of the $381 million in the pro forma first half 2001. The reduction is a direct result of integration synergies and stringent controls on capital expenditures. The Equant business model has always been customer driven and capital is deployed on a just in time basis given the extensive existing network in place. As part of the synergies, the Company has been able to redeploy network equipment arising from the integration of the two networks.

The Company has taken a charge of $15 million for capacity on KPNQwest's network, which stopped operating in July 2002.

At June 30, 2002 the Company's net cash and cash equivalents totaled $426 million, an increase of $53 million from December 31, 2001. The improved cash position reflects the Company's increased EBITDA, continued optimization of capital expenditures and reduced working capital requirements. In particular, amounts due from France Telecom at December 31, 2001 for restructuring and integration costs have now been received.

On the basis of current activity levels and the associated cash burn rates, and without recourse to either France Telecom's loan or any other source of finance, the Company does not expect to require any additional funding before 2004.

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[EQUANT LOGO]


Footnotes:
----------

 (1) Equant sold its Application Services division in October 2001. Its results have, therefore, been excluded from the 2001 pro forma information.
 (2) The pro forma revenues have been prepared, where information is available, as if the France Telecom transaction, including the acquisition of Global One, had occurred on January 1, 2000.
 (3) 2Q01 actual SITA revenue is as billed under the Former "Joint Venture" contract arrangements and 2Q02 actual SITA revenues is as billed under the new contract arrangements.
 (4) EBITDA: earnings before finance charges, income taxes, share plan costs, non-recurring charges, depreciation and amortization.
 (5) Network Services (Indirect) refers to Radianz, Deutsche Telekom, Sprint, France Telecom Transpac and other wholesale channels.

The Company will host a conference call for investors on July 25, 2002 at 7:30 am (EDT) and 1:30 pm. (CET). The call can be accessed via the Equant web site (www.equant.com) or by dialing +1 913-981-5520 in North America or +44-20-7984-7576 in Europe.

ABOUT EQUANT

Equant (NYSE: ENT, Euronext Paris: EQU) is a recognized industry leader in global IP and data services for multinational businesses, offering network, integration and managed services to global business. The network has unmatched seamless global reach, connecting key business centers in 220 countries and territories, with local support in 145 countries and territories. Building on more than 50 years of experience in data communications, Equant serves thousands of the world's top companies. Equant, a member of the France Telecom Group, meets the diverse needs of global companies with the industry's most extensive portfolio of managed data network services.

This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to Equant's history of operating losses, the unpredictability of growth in Equant's markets, changing technology, uncertain and changing regulatory restrictions, Equant's international operations, dependence on suppliers, network security issues, competition, and volatility of Equant's stock price and risks relating to the combination with Global One. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.


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[EQUANT LOGO]


CONTACTS:


EQUANT MEDIA RELATIONS                               EQUANT INVESTOR RELATIONS

Fredric Emmert                                       Jim Armstrong
+1 703 689 6010                                      +1 678 346 3754
fredric.emmert@equant.com                            james.armstrong@equant.com

Europe                                               Europe
------                                               ------
Frederic Gielec                                      Ashley Rayfield
+33 1 46 46 21 89                                    +44 208 321 4581
frederic.gielec@equant.com                           ashley.rayfield@equant.com

Asia Pacific Australasia                             France
------------------------                             ------
Shirley Ng                                           Isabelle Guibert
+65 335 6730                                         +33 1 46 46 99 53
shirley.ng@equant.com                                isabelle.guibert@equant.com



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SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Equant N.V.
                                       (Registrant)


Date:  July 25, 2002                  By: /s/ Meg Charles
                              --------------------------------------
                                     Meg Charles
                                     Chief Counsel - Corporate &
                                     General Legal Services